Filed Pursuant to Rule 424(b)(3) Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST

Supplement No. 17 dated April 12, 2010 to the Prospectus dated April 29, 2009

We are providing this Supplement No. 17 to you in order to supplement our prospectus dated April 29, 2009. This Supplement No. 17 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 13 dated December 4, 2009 which superseded and replaced all prior supplements to the registrant’s prospectus dated April 29, 2009, Supplement No. 14 dated December 8, 2009, Supplement No. 15 dated January 6, 2010 and Supplement No. 16 dated April 1, 2010. Capitalized terms used in this Supplement No. 17 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

Second Quarter Distribution

Our board of trustees has approved a quarterly distribution to shareholders of $0.15 per common share for the second quarter of 2010. The distribution will be calculated on a daily basis and paid on July 16, 2010, to shareholders of record during the period from April 1, 2010, through and including June 30, 2010.

Acquisition of 5160 Hacienda Drive

On April 8, 2010, we acquired 5160 Hacienda Drive, located in Dublin, CA, in the Greater San Francisco/East Bay area. We acquired 5160 Hacienda Drive for approximately $38,500,000, exclusive of customary closing costs, using the net proceeds from this offering. Upon closing, we paid the Investment Advisor a $577,500 acquisition fee. The estimated acquisition cap rate for 5160 Hacienda Drive is 8.6%.(1)

5160 Hacienda Drive is a 201,620 square foot corporate headquarters and research and development building that was completed in 1998. The property is 100% leased to Carl Zeiss Meditec, Inc. and guaranteed by Carl Zeiss Meditec AG, through September 2019. Carl Zeiss Meditec, Inc. is a market leader in the medical optics industry and utilizes the property as its U.S. corporate headquarters and research and development facility.

(1)

Acquisition cap rate equals annualized in-place net operating income divided by total acquisition cost for the property. Annualized in-place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquire the property, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses.